SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Concierge Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

206065104
(CUSIP Number)

Nicholas Daniel Gerber C/O USCF Advisers LLC 1999 Harrison Street, Suite 1530 Oakland, CA 94612 925-297-9465 Scott Schoenberger 1714 14th Street Santa Monica, CA 90404 310-895-6358
(Name, address and telephone number of person authorized to receive notices and communications)

January 26, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 206065104	SCHEDULE 13D	Page _1_ of _4_ Pages

1	NAME OF REPORTING PERSONS NICHOLAS AND MELINDA GERBER LIVING TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 699,353,307
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 699,353,307
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 669,353,307 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 206065104	SCHEDULE 13D	Page _2_ of _4_ Pages

1	NAME OF REPORTING PERSONS NICHOLAS DANIEL GERBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 699,353,307
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 699,353,307
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 669,353,307 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 206065104	SCHEDULE 13D	Page _3_ of _4_ Pages

1	NAME OF REPORTING PERSONS SCHOENBERGER FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 349,676,673
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 349,676,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,676,673 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 206065104	SCHEDULE 13D	Page _4_ of _4_ Pages

1	NAME OF REPORTING PERSONS SCOTT SCHOENBERGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 349,676,673
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 349,676,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,676,673 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (See Item 5)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) and shares of Series B Voting, Convertible Preferred Stock, par value $0.001 per share, each of which is convertible into 20 shares of Common Stock and, until converted, has 20 votes on all matters brought before the Issuer’s shareholders (the “Series B Preferred Stock” and together with the Common Stock, the “Shares”), of Concierge Technologies, Inc. (the “Issuer”) by each of the reporting persons named herein (each, individually, a “Reporting Person” and collectively the “Reporting Persons”). The address of the principal executive offices of the Issuer is 29115 Valley Center Rd. #K-206, Valley Center, CA 92082.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by the following persons:

(1) The Nicholas and Melinda Gerber Living Trust (the “Gerber Trust”) is a trust organized under the laws of the state of California. The situs of the Gerber Trust is California. The principal business of the Gerber Trust is to manage and hold investments for the benefit of the Gerber Trust’s beneficiaries. The address of the principal office of the Gerber Trust is 127 Devin Drive, Moraga, California 94556.

(2) Nicholas Daniel Gerber, a United States citizen, is the Chairman, President and Principal Executive Officer at USCF Advisers LLC.  The principal business and office address for Mr. Gerber is business address is 1999 Harrison Street, Suite 1530, Oakland, CA 94612.

(3) Schoenberger Family Trust (the “Schoenberger Trust”) is a trust organized under the laws of the state of California. The situs of the Schoenberger Trust is California. The principal business of the Schoenberger Trust is to manage and hold investments for the benefit of the Schoenberger Trust’s beneficiaries. The address of the principal office of the Schoenberger Trust is 1714 14th Street, Santa Monica, CA 90404.

(4) Scott Schoenberger, a United States citizen, is KAS Engineering, Inc. The principal business and office address for Mr. Schoenberger is 1714 14th Street, Santa Monica, CA 90404.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

The funds for the purchase of the Shares reported herein were derived from the personal funds of each Reporting Person.  A total of $3,000,000.00 USD was paid to acquire the Shares.

Item 4.	Purpose of the Transaction.

On January 26, 2015, the Reporting Persons entered into a Stock Purchase Agreement (the “Purchase Agreement”) with the Issuer, whereby the Issuer agreed to issue and sell to the Reporting Persons 400,000,000 shares of Common Stock at a purchase price of $0.0029 per share and 32,451,499 shares of Series B Preferred Stock at a purchase price of $0.0567 per share, for an aggregate purchase price of $3,000,000 USD (the “Offering”). Each share of Series B Preferred Stock is convertible, at the option of the Reporting Person, into 20 shares of Common Stock 270 days after its issuance; provided, however, that all shares of Series B Preferred Stock must be converted by the holder at the same time, and such conversion may only occur at a time when the Issuer has sufficient authorized shares of Common Stock under its articles of incorporation to satisfy such conversion.  Until converted, each share of Series B Preferred Stock may cast 20 votes on all matters brought before the Issuer’s shareholders.

To effect the purchase, the Issuer entered into a subscription agreement for its Common Stock with each of the Gerber Trust and Schoenberger Trust, whereby the Issuer issued 266,666,667 and 133,333,333 shares of Common Stock to the Gerber Trust and Schoenberger, respectively. The Issuer also entered into a subscription agreement for its Series B Preferred stock with each of the Gerber Trust and Schoenberger Trust, whereby the Issuer issued 21,634,332 shares of Preferred Stock and 10,817,167 shares of Series B Preferred Stock to the Gerber Trust and the Schoenberger Trust, respectively.

The purpose of the Reporting Persons’ entry into the Purchase Agreement was for the Reporting Persons to acquire control of the Issuer, reorganize the Issuer’s board of directors (the “Board”) to reduce outstanding debt, and provide capital to fund the Issuer’s immediate working capital requirements. Pursuant to the Purchase Agreement, five of the seven current directors will resign. Mr. Gerber shall be appointed as Chairman of the Board and Mr. Schoenberger will be appointed as a Director and the Reporting Persons will have the right to appoint the three remaining Board positions. Additionally, Mr. Gerber will also be appointed Chief Executive Officer of the Issuer.

The Reporting Persons currently hold the shares of Common Stock and Series B Preferred Stock for the purpose of investment and influencing management, and intends to review this investment on a continuing basis. Depending on various factors, including but not limited to the Reporting Persons’ business, financial position, strategic direction and prospects, price levels of the Common Stock or Series B Preferred Stock, conditions of the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing his current intentions, with respect to any or all matters required to be disclosed in this Statement.

Item 5.	Interest in Securities of the Issuer.

(a) The percentages set forth below and on pages 1 through 4 hereof are based on the sum of 746,505,368 shares of Common Stock outstanding, as represented to the Reporting Persons by the Issuer in the Purchase Agreement, and the number of shares of Common Stock issuable upon the conversion of the Series B Preferred Stock held by each Reporting Person, as required by Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In the case of Mr. Gerber and the Gerber Trust, the percentages set forth below and on pages 1 and 2 are based on 1,170,922,008 shares of Common Stock outstanding. In the case of Mr. Schoenberger and the Schoenberger Trust, the percentages set forth below and on pages 3 and 4 are based on 962,848,708 shares of Common Stock outstanding.

By virtue of the manner in which the Reporting Persons acquired the Shares, they may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own 1,049,029,980 shares of Common Stock, consisting of 400,000,000 shares of Common Stock and 32,451,499 shares of Series B Preferred Stock (which after giving effect to their conversion would total 649,029,980 shares of Common Stock), constituting approximately 75.2% of the outstanding shares of Common Stock (giving effect to the conversion of Series B Preferred Stock held by the Reporting Persons). Assuming the conversion of all outstanding shares of Series B Preferred Stock and the Issuer’s Series A Voting, Convertible Preferred Stock, par value $0.001 (the “Series A Preferred Stock”), the shares collectively held by the Reporting Persons would constitute approximately 70.0% of the outstanding shares of Common Stock.  However, Mr. Gerber disclaims beneficial ownership of the Shares beneficially owned by Mr. Schoenberger and the Schoenberger Trust and Mr. Schoenberger disclaims beneficial ownership of the Shares beneficially owned by Mr. Gerber and the Gerber Trust.

(b) (i) 699,353,307 of the Shares, consisting of 266,666,667 shares of Common Stock and 21,634,332 shares of Series B Preferred Stock (which, after giving effect to their conversion, would be 432,686,640 shares of Common Stock), are held by the Gerber Trust and Mr. Gerber serves as sole trustee of the Gerber Trust, representing 57.2% of the outstanding shares of Common Stock (giving effect to the conversion of the Series B Preferred Stock held by the Gerber Trust). As such, the Gerber Trust and Mr. Gerber share power to vote or to direct the vote of the Shares and share power to dispose or to direct the disposition of these Shares. (ii) 349,676,673 of the Shares, consisting of 133,333,333 shares of Common Stock and 10,817,167 shares of Series B Preferred Stock (which, after giving effect to their conversion, would be 216,343,340 shares of Common Stock), are held by the Schoenberger Trust and Mr. Schoenberger serves as sole trustee of the Schoenberger Trust, representing 36.6% of the outstanding shares of Common Stock (giving effect to the conversion of the Series B Preferred Stock held by the Schoenberger Trust). As such, the Schoenberger Trust and Mr. Schoenberger share power to vote or to direct the vote of the Shares and share power to dispose or to direct the disposition of these Shares.

 (c)     Other than the acquisition of the Shares described herein on January 26, 2015, there have been no transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days.

(d)      No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)      Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4 of this Statement for a description of the Purchase Agreement. Pursuant to the Purchase Agreement, the Reporting Persons entered into Subscription Agreements for Shares of the Issuer’s Common Stock, dated as of January 26, 2015 and Subscription Agreements for Shares of the Issuer’s Series B Voting, Convertible Preferred Stock, dated as of January 26, 2015.

In connection with the Offering, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with the Reporting Persons, pursuant to which the Issuer agreed to file a registration statement with the Securities and Exchange Commission (the "SEC") covering all shares of Common Stock, including those shares of Common Stock issuable upon conversion of the Series B Preferred Stock sold in the Offering.

In connection with the appointment of Mr. Gerber as the Chief Executive Officer and as a director, and Mr. Schoenberger as a director, each of Messrs. Gerber and Schoenberger executed standard indemnification agreements with the Issuer.

Item 7.	Material to be filed as Exhibits.

Exhibit
Number                                Description of Exhibit
______________________________________________________________________________________
Exhibit 1	Joint Filing Agreement

Exhibit 2	Purchase Agreement dated January 26, 2015 (previously filed with the Issuer’s Current Report on Form 8-K, filed on January 29, 2015 and incorporated herein by reference)

Exhibit 3	Registration Rights Agreement, dated January 26, 2015 (previously filed with the Issuer’s Current Report on Form 8-K, filed on January 29, 2015 and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NICHOLAS AND MELINDA GERBER LIVING TRUST

Dated: February 6, 2015	/s/ Nicholas Gerber
Nicholas Daniel Gerber
Trustee

NICHOLAS DANIEL GERBER

/s/ Nicholas Gerber
Nicholas Daniel Gerber

SCHOENBERGER FAMILY TRUST

/s/ Scott Schoenberger
Scott Schoenberger Trustee

SCOTT SCHOENBERGER

/s/ Scott Schoenberger
Scott Schoenberger

EXHIBIT 1

AGREEMENT OF JOINT FILING

The undersigned acknowledge and agree that this Schedule 13D is filed on behalf of each of the them and that all subsequent amendments to this Schedule 13D may be filed on behalf of each of them without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

NICHOLAS AND MELINDA GERBER LIVING TRUST

Dated: February 6, 2015	/s/ Nicholas Gerber
Nicholas Daniel Gerber
Trustee

NICHOLAS DANIEL GERBER

/s/ Nicholas Gerber
Nicholas Daniel Gerber

SCHOENBERGER FAMILY TRUST

/s/ Scott Schoenberger
Scott Schoenberger Trustee

SCOTT SCHOENBERGER

/s/ Scott Schoenberger
Scott Schoenberger